

Mail Stop 3561

September 24, 2018

Adeline Gu
Chief Financial Officer
China Recycling Energy Corporation
4/F, Tower C
Rong Cheng Yun Gu Building
Keji 3rd Road, Yanta District
Xi'an City, Shaanxi Province
China 710075

> **Re: China Recycling Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 13, 2018**
> **Response Dated September 20, 2018**
> **File No. 1-34625**

Dear Ms. Gu:

We have reviewed your September 20, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2018 letter.

Item 8. Financial Statements and Supplementary Data

1. Organization and Description of Business

Erdos TCH – Joint Venture, page F-6

1. We reviewed your response to comment 1. Please explain to us in detail how you concluded the modification did not change the classification of the lease referencing authoritative literature that supports your conclusion. Please also clarify for us whether

you considered payments based on actual electricity sold as minimum lease payments when evaluating the modified terms referencing authoritative literature that supports your conclusion. If so, tell us what minimum payments you assumed and how you estimated such amounts. In addition, please explain your accounting conclusions and show us how your financial statements would change had you not considered payments based on actual electricity sold as minimum lease payments. Finally, please explain why you believe ASC 450-20-25-2 should be considered when evaluating this transaction.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products